Exhibit 99.1

1 | Vicore Pharma Holding AB Interim report, Q2 2026 Vicore Pharma Holding AB (publ) vicorepharma.com Interim report April 1 - June 30, 2026

2 | Vicore Pharma Holding AB Interim report, Q2 2026 Table of Contents Summary of the Period..................................3 CEO Comments..............................................4 Pipeline ...........................................................5 Financial Information.....................................6 Sustainability at Vicore..................................8 Other Information...........................................9 Interim Condensed Consolidated Financial Statements - Group........................11 Financial Reports - Parent Company ............13 Notes ..............................................................15 Key Performance Measures..........................18 Contact Information.......................................20

Summary of the Period

Significant events during the second quarter

- In April, Vicore completed patient recruitment in the Phase 2b ASPIRE trial evaluating buloxibutid in idiopathic pulmonary fibrosis (IPF), enrolling more than 360 patients across over 100 sites in 14 countries. Recruitment was completed ahead of schedule, positioning the company to report topline results in mid-2027.

Significant events after the period

- In July, Vicore commenced trading on The Nasdaq Capital Market in the United States under the ticker symbol "VCRE". The U.S. listing is a dual listing that complements Vicore's existing listing on Nasdaq Stockholm under the ticker symbol "VICO".
- In July, Vicore announced the appointment of Rob Slack, PhD, FRSB, as Chief Scientific Officer. Dr. Slack succeeds Johan Raud, MD, PhD, who will transition to the role of Senior Advisor.

Financial overview

April 1 - June 30, 2026

- Net revenues amounted to SEK 2.2 million and SEK 1.7 million for the three months ended June 30, 2026 and 2025, respectively.
- Operating loss amounted to SEK 150.1 million and SEK 111.2 million for the three months ended June 30, 2026 and 2025, respectively.
- Loss amounted to SEK 142.8 million and SEK 115.4 million for the three months ended June 30, 2026 and 2025, respectively.
- Loss per share, before and after dilution, amounted to SEK 0.51 and SEK 0.49 for the three months ended June 30, 2026 and 2025, respectively.
- On June 30, 2026, cash, cash equivalents, and short-term investments amounted to SEK 905.6 million, equivalent to USD 93.0 million (SEK 1,166.7 million, equivalent to USD 126.8 million as of December 31, 2025).

January 1 - June 30, 2026

- Net revenues amounted to SEK 2.8 million and SEK 2.6 million for the six months ended June 30, 2026 and 2025, respectively.
- Operating loss amounted to SEK 273.9 million and SEK 202.7 million for the six months ended June 30, 2026 and 2025, respectively.
- Loss amounted to SEK 251.5 million and SEK 226.9 million for the six months ended June 30, 2026 and 2025, respectively.
- Loss per share, before and after dilution, amounted to SEK 0.89 and SEK 0.97 for the six months ended June 30, 2026 and 2025, respectively.

The group ("Vicore") consists of Vicore Pharma Holding AB (publ) and its subsidiaries Vicore Pharma AB and Vicore Pharma US Inc.



Financial summary of the group (SEK)

Amounts in SEK million	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Net revenues	2.2	1.7	2.8	2.6	3.8
Operating loss	(150.1)	(111.2)	(273.9)	(202.7)	(452.4)
Loss for the period	(142.8)	(115.4)	(251.5)	(226.9)	(477.5)
Loss per share, before/after dilution (SEK)[1]	(0.51)	(0.49)	(0.89)	(0.97)	(1.99)
Research and development expenses/ operating expenses (%)[2]	78.0	87.3	80.0	86.0	84.8
Equity at the end of the period	853.6	908.3	853.6	908.3	1,095.5
Cash flows used in operating activities	(155.9)	(106.5)	(273.6)	(192.6)	(375.7)
Cash and cash equivalents and short-term investments at the end of the period	905.6	937.0	905.6	937.0	1,166.7

Financial summary of the group (USD)

Amounts in USD[3] million	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Net revenues	0.2	0.2	0.3	0.3	0.4
Operating loss	(16.0)	(11.5)	(29.6)	(19.9)	(46.1)
Loss for the period	(15.3)	(11.9)	(27.2)	(22.3)	(48.6)
Loss per share, before/after dilution (USD)[1]	(0.05)	(0.05)	(0.10)	(0.10)	(0.20)
Research and development expenses/ operating expenses (%)[2]	78.0	87.3	80.0	86.0	84.8
Equity at the end of the period	87.7	95.5	87.7	95.5	119.1
Cash flows used in operating activities	(16.7)	(11.0)	(29.6)	(18.9)	(38.3)
Cash and cash equivalents and short-term investments at the end of the period	93.0	98.5	93.0	98.5	126.8

1. No dilutive effect arises for potential common shares for periods when the result is negative or when the exercise price for options or share awards exceeds the average market price.

2. Alternative performance measure (APM). Defined on page 19.

3. Corresponding USD amounts have been translated using exchange rates published by Sveriges Central Bank. Income statement amounts are translated using the average exchange rate for the respective period, balance sheet amounts are translated using the closing exchange rate at the reporting date. For the second quarter, the average exchange rates applied were SEK/USD 9.35986 and 9.66559 for 2026 and 2025, respectively. For the six-month periods ended June 30, the average exchange rates applied were SEK/USD 9.24800 and 10.17271 for 2026 and 2025, respectively. Balance sheet amounts were translated using the closing exchange rates of SEK/USD 9.73626 as of June 30, 2026 and SEK/USD 9.51067 as of June 30, 2025.

3 | Vicore Pharma Holding AB Interim report, Q2 2026

4 | Vicore Pharma Holding AB Interim report, Q2 2026 under the ticker symbol, VICO. Our U.S. dual listing has a strategic purpose: to broaden and diversify our investor base, raise Vicore’s profile among US healthcare investors, and strengthen our position to create long-term value as we approach our readout. It reflects our conviction that Vicore’s next chapter will increasingly be defined in the US market. We also strengthened our leadership to match the ambitions of this next phase. We were pleased to welcome Peter Guenter to our Board of Directors. Peter brings nearly four decades of global pharmaceutical leadership, including chief executive roles at the Healthcare business of Merck KGaA and at Almirall, as well as more than For the hundreds of thousands of people living with idiopathic pulmonary fibrosis (IPF), the disease is relentless and still without a cure. That reality con-tinues to define our sense of urgency. The second quarter was a period of both disciplined execution and forward preparation: we advanced ASPIRE into its observation phase while laying the clinical, scientific, organizational, and financial groundwork for a potential Phase 3. The quarter’s most important clinical milestone was the completion of enrollment in ASPIRE, with more than 360 patients randomized across our global network of sites. Reaching full enrollment is the culmination of a coordinated effort by patients, investiga-CEO Comments tors, and clinical teams, and it begins the countdown to topline data expected in mid-2027. Our focus now shifts to dis-ciplined execution through the 52-week observation phase and to preserving the trial’s quality and integrity through database lock. ASPIRE was designed to generate a robust, registrational-quality dataset, and we believe the strength of that design positions buloxibutid well for Phase 3 and beyond. Shortly after the quarter ended, we expanded our access to the world’s deepest capital markets by listing in the United States. Our American Depositary Shares, commenced trading on the Nasdaq Capital Market under the ticker symbol "VCRE", complementing our existing listing on Nasdaq Stockholm This was a defining quarter for Vicore. We completed enrollment in our global Phase 2b ASPIRE trial and, shortly after the quarter ended, commenced trading on the Nasdaq Capital Market in the United States. Together, these milestones mark our transition from building a late-stage trial to executing toward a data readout and preparing for what comes next.

two decades at Sanofi; his commercial and late-stage development experience will be invaluable as we prepare for the next phase of the program. We further deepened our scientific leadership with the appointment of Rob Slack, PhD, as Chief Scientific Officer. Rob joins from GSK, where he served as Vice President and Head of Respiratory Biology, and brings more than 20 years of respiratory and fibrosis drug-discovery leadership; he will lead our research strategy and the continued development of our next-generation AT2 receptor agonist pipeline. I want to thank Johan Raud, MD, PhD, whose contributions have been foundational to Vicore's science and who will continue to support the company as Senior Advisor. Together, these additions reinforce both sides of our agenda: the disciplined execution of ASPIRE and the deliberate build-out of our pipeline and commercial foundation.

Scientifically, we continued to build the evidence base for AT2 receptor agonism. At the American Thoracic Society (ATS) International Conference in Orlando in May, we presented three posters spanning our clinical and translational work: analyses from the completed Phase 2a AIR trial in IPF; mechanistic data linking AT2 receptor activation in alveolar epithelial type 2 cells to markers of fibrosis resolution; and preclinical findings demonstrating microvascular normalization and fibrosis regression, pointing to the breadth of the mechanism across respiratory and fibrotic disease. We were also selected to present at the ATS Respiratory Innovation Summit. Together, these presentations reinforce the differentiated, potentially disease-modifying rationale behind buloxibutid as the treatment landscape continues to evolve.

We ended the period in a strong financial position, with a cash runway extending into the second half of 2028 that provides clear financial visibility through our mid-2027 readout.

With ASPIRE fully enrolled, a broadened investor base, a deepened board and leadership team, and a solid balance sheet, we are executing with discipline through the observation window while preparing to advance efficiently once we have the ASPIRE results. I am grateful to the patients participating in ASPIRE, to our investigators and partners, and to our employees and shareholders for their continued trust.

Ahmed Mousa

CEO

Vicore pipeline

Compound	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Comments	Partnerships
Buloxibutid	**IPF**	→	→	→		Phase 2b study ongoing (NCT06588686) Enrollment completed; topline data expected mid-2027	Japan: NIPPON SHINYAKU CO., LTD.

New ATRAGs* are in early-stage discovery

For more information about Vicore's development projects, see www.vicorepharma.com.

* ATRAGs - Angiotensin II type 2 receptor agonists

5 | Vicore Pharma Holding AB **Interim report, Q2 2026**

6 | Vicore Pharma Holding AB Interim report, Q2 2026 Financial Information Net revenues Net revenues were SEK 2.2 million and SEK 1.7 million for the three months ended June 30, 2026 and 2025, respectively. Net revenues were SEK 2.8 million and SEK 2.6 million for the six months ended June 30, 2026 and 2025, respectively. Net revenues are related to reimbursement for expenses incurred by the company for certain drug development activities related to buloxibutid under the license agreement with Nippon Shinyaku. Operating expenses Operating expenses were SEK 152.3 million and SEK 113.8 million for the three months ended June 30, 2026 and 2025, respectively. Operating expenses were SEK 276.8 million and SEK 207.2 million for the six months ended June 30, 2026 and 2025, respectively. Administrative expenses Administrative expenses were SEK 33.0 million and SEK 14.1 million for the three months ended June 30, 2026 and 2025, respectively. Administrative expenses were SEK 54.5 million and SEK 28.2 million for the six months ended June 30, 2026 and 2025, respectively. The increase compared to the previous year was primarily due to higher professional services costs, principally audit, legal and advisory fees associated with the Company's registration and listing in the United States, and to higher employ-ee-related costs following the expansion of the Company's administrative func-tions. Costs for share-based incentive programs related to administrative staff were SEK 3.7 million and SEK 3.1 million for the three months ended June 30, 2026 and 2025, respectively. Costs for share-based incentive programs related to administrative staff were SEK 6.3 million and SEK 5.2 million for the six months ended June 30, 2026 and 2025, respectively. These costs represent non-cash accounting charges under IFRS 2 and accordingly do not impact the group’s cash flow. For further information, see "Costs for share-based incentive programs". Research and development expenses Research and development expenses were SEK 118.9 million and SEK 99.4 million for the three months ended June 30, 2026 and 2025, respectively. Research and development expenses were SEK 221.4 million and SEK 178.1 million for the six months ended June 30, 2026 and 2025, respectively. The increase compared to the previous year is primarily attributable to the ongoing Phase 2b clinical study with buloxibutid in IPF. Costs for share-based incentive programs related to research and development staff were SEK 2.0 million and SEK 1.6 million for the three months ended June 30, 2026 and 2025, respectively. Costs for share-based incentive programs related to research and development staff were SEK 3.2 million and SEK 3.6 million for the six months ended June 30, 2026 and 2025, respectively. As these costs represent non‑cash IFRS 2 charges, they do not affect the group’s cash flow. Research and development expenses relative to operating expenses, one of the company's alternative performance measures, were 78.0 percent and 87.3 percent for the three months ended June 30, 2026 and 2025, respectively. For the six months ended June 30, 2026 and 2025, this ratio was 80.0 percent and 86.0 percent, respectively. Other operating income and expenses Other operating income (expenses), net was (SEK 0.5 million) and SEK 0.6 million for the three months ended June 30, 2026 and 2025, respectively. Other operating income (expenses), net was (SEK 0.8 million) and SEK 1.0 million for the six months ended June 30, 2026 and 2025, respectively. Other operating income and expenses mainly consist of exchange rate differences arising from supplier invoices. Financial calendar November 5, 2026 Interim report, Q3 February 25, 2027 Year-end report 2026 Financial reports are available on the company’s website www.vicorepharma.com from the day of publication.

7 | Vicore Pharma Holding AB Interim report, Q2 2026 Costs for share-based incentive programs Costs for social contributions for share-based incentive programs vary from quarter to quarter due to the change in the underlying share price. Associated provisions are reported as other provisions under non-current and current liabilities. The total costs for the share-based incentive programs, including IFRS 2 classified salary costs and provisions for social security contributions, were SEK 1.6 million and SEK 4.7 million for the three months ended June 30, 2026 and 2025, respecti-vely. The total costs for the share-based incentive programs, including IFRS 2 classified salary costs and provisions for social security contributions, were SEK 2.2 million and SEK 7.5 million for the six months ended June 30, 2026 and 2025, respectively. These costs have had no cash flow impact. Net financial income and expenses Net financial income (expenses) was SEK 7.4 million and (SEK 4.2 million) for the three months ended June 30, 2026 and 2025, respectively. The increase compared to the previous year is primarily attributable to exchange rate differences on cash and short-term investments. In line with the group’s treasury guidelines, cash is exchanged to foreign currency, and invested over different maturities, in order to align with the currency exposure arising from the fact that the majority of the group’s agreements and expenses are denominated in foreign currencies. As a Cash flow, investments, and financial position Cash flows used in operating activities were (SEK 155.9 million) and (SEK 106.5 million) for the three months ended June 30, 2026 and 2025, respectively. Cash flows used in operating activities were (SEK 273.6 million) and (SEK 192.6 million) for the six months ended June 30, 2026 and 2025, respectively. The continued negative cash flow from the operating activities is consistent with expectations and is primarily explained by the company’s increasing investment in the clinical development program. Non-cash adjustments for the three months ended June 30, 2026 and 2025, were SEK 11.3 million and SEK 4.5 million, respectively and SEK 8.6 million and SEK 7.0 million for the six months ended June 30, 2026 and 2025, respectively. Non-cash adjustments mainly consist of costs for share-based incentive programs and unrealized foreign exchange effects. Cash flows from (used in) investing activities were SEK 205.2 million and (SEK 250.3 million) for the three months ended June 30, 2026 and 2025, respectively and SEK 116.5 million and (SEK 584.1 million) for the six months ended June 30, 2026 and 2025, respectively. The difference compared to the previous year is mainly attributa-ble to net changes in acquisitions and redemptions of short-term investments. Cash flows from (used in) financing activities were SEK 0.0 million and SEK 0.0 million for the three and six months ended June 30, 2026 and 2025, respectively. result, exchange rate fluctuations do not significantly impact the group’s liquidity forecast or cash flow planning. Net financial income (expenses) was SEK 22.7 million and (SEK 24.2 million) for the six months ended June 30, 2026 and 2025, respectively. Tax Income tax benefit/(expense) was (SEK 0.2 million) and SEK 0.0 million for the three months ended June 30, 2026 and 2025, respectively. Income tax benefit/ (expense) was (SEK 0.3 million) and SEK 0.0 million for the six months ended June 30, 2026 and 2025, respectively. The group’s accumulated tax loss carry-forwards as of December 31, 2025, were SEK 2,010.1 million. The group’s tax loss carryforwards have not been valued and are not recognized as a deferred tax asset. These tax loss carryforwards will be accounted for only when the group has established a level of earnings that management confidently estimates will lead to taxable profits. Result For the three months ended June 30, 2026 and 2025, loss was (SEK 142.8 million) and (SEK 115.4 million), and the corresponding loss per share before and after dilution was (SEK 0.51) and (SEK 0.49), respectively. For the six months ended June 30, 2026 and 2025, loss was (SEK 251.5 million) and (SEK 226.9 million), respectively, and the corresponding loss per share before and after dilution was (SEK 0.89) and (SEK 0.97), respectively. and development operations are primarily conducted in the wholly owned subsidiary Vicore Pharma AB. In Vicore Pharma US Inc., intra-group services are conducted within research and development, and business support. Net revenues for the parent company was SEK 28.1 million and SEK 51.9 million for the three months ended June 30, 2026 and 2025, respectively and SEK 39.2 million and SEK 51.9 million for the six months ended June 30, 2026 and 2025, respectively. Net revenues mainly consists of business support fees from group companies. Administrative expenses were (SEK 33.6 million) and (SEK 15.9 million) for the three months ended June 30, 2026 and 2025, respecti-vely and (SEK 55.2 million) and (SEK 27.2 million) for the six months ended June 30, 2026 and 2025, respectively. For the three months ended June 30, 2026 and 2025, the profit/(loss) was SEK 0.0 million and SEK 31.4 million, respectively. For the six months ended June 30, 2026 and 2025 the profit/(loss) was SEK 0.0 million and SEK 0.0 million, respectively. As of June 30, 2026, cash and cash equivalents were SEK 428.6 million (SEK 578.1 million as of December 31, 2025) and short-term investments were SEK 477.1 million (SEK 588.6 million as of December 31, 2025). Accordingly, cash, cash equivalents, and short-term investments were in total SEK 905.6 million (SEK 1,166.7 million as of December 31, 2025). A reclassification of realized gains on short-term investments from Interest received to Investing activities has been made, with no impact on total cash flows or net cash movement. Equity Equity as of June 30, 2026 and 2025, was SEK 853.6 million and SEK 908.3 million, and the corresponding equity per share was SEK 3.03 and SEK 3.87, respectively. The company’s equity ratio as of June 30, 2026 and 2025, which is one of the company's alternative performance measures, was 91.8 percent and 93.2 percent, respectively. The company believes that this key ratio provides investors with useful information regarding the company’s capital structure. Parent company The group ("Vicore") consists of the parent company, Vicore Pharma Holding AB (publ), and the subsidiaries Vicore Pharma AB and Vicore Pharma US Inc. The parent company’s operations mainly consist of providing business support services for the group’s operating companies. The research

8 | Vicore Pharma Holding AB Interim report, Q2 2026 Sustainability at Vicore Vicore’s mission to develop life-changing therapies for severe fibrotic diseases is grounded in a commitment to sustainability, social responsibility, and ethical leadership. As we continue to expand our clinical programs and advance our pipeline, we remain committed to operating in a way that benefits all of our stakeholders, including patients, employees, and communities. Environmental, Social, Governance (ESG) principles are integral to Vicore’s business approach. In a rapidly changing world, we recognize that addressing global challenges such as climate change, health equity, and workforce diversity requires collective action. We view these challenges as opportunities to lead by example and make a meaningful impact. Social responsibility is at the core of our purpose. At Vicore, we are focused on developing transformative therapies, and thus contributing to a healthier population, and fostering a diverse, inclusive, and equitable culture where our employees can thrive. A workforce rich in diverse perspectives drives innovation, strengthens collaboration, and ultimately helps us deliver better patient outcomes. Additionally, we are committed to supporting and working closely with patient advocacy groups. Our dedication to the environment begins with minimizing our ecological footprint. As a biopharmaceutical com-pany, we prioritize sustainable practices across our operations, from reducing energy consumption to responsible procurement. Our governance framework ensures that we uphold the highest standards of integrity and transparency and conduct our operations in a responsible way. From rigorous compliance programs to robust cybersecurity measures, we are dedicated to protecting the privacy of our stakeholders and maintaining trust. We are truly motivated by the oppor-tunity to contribute to a healthier, more equitable, and sustainable world.

Other Information

Personnel

As of June 30, 2026, the group had 46 employees: 32 women and 14 men (June 30, 2025: 33 employees, 21 women and 12 men). Of the employees, 32 were active in R&D (June 30, 2025: 25). The group also frequently engages consultants for specialist tasks and assignments.

The share

Vicore's shares are listed on Nasdaq Stockholm under the ticker symbol "VICO" and ISIN SE0007577895. As of June 30, 2026, the total number of shares amounted to 281,525,593 and the market capitalization was SEK 3,547 million. The company's shares are issued in one class, each carrying one vote. Subsequent to the end of the period, on July 2, 2026, the company's American Depositary Shares, each representing 10 common shares, no par value, were also listed on Nasdaq Capital Market in the U.S. under the ticker symbol "VCRE", with ISIN code US92581R1041. The U.S. listing constitutes a dual listing for the company's existing shares and does not involve any new class of shares or any change to the share capital.

At the Annual General Meeting on May 6, 2026, it was decided, according to the Board of Directors' proposal, to authorize the Board of Directors to, at one or several times, with or without deviation from the shareholders' preferential rights, and until the next Annual General Meeting, decide to increase the company's share capital through share issues. The number of shares that could be issued in accordance with the authorization may not result in a dilution exceeding 20 percent of the number of shares and votes in the company at the 2026 Annual General Meeting.

Audit review

This interim report has not been reviewed by the company's auditor.

Largest shareholders

Largest shareholders in Vicore as of June 30, 2026:

Shareholder	No. of shares	%
HealthCap VII L.P.	27,442,389	9.75%
Fourth Swedish National Pension Fund	23,830,466	8.46%
HBM Healthcare Investments (Cayman) Ltd.	22,687,752	8.06%
Capital Group	17,162,634	6.10%
Sanofi	16,993,968	6.04%
The Invus Group	13,761,412	4.89%
Unionen	10,620,000	3.77%
Suvretta Capital Management	8,469,009	3.01%
C WorldWide Asset Management	7,400,000	2.63%
Avanza Pension	7,255,370	2.58%
MGG Capital	5,170,269	1.84%
Protem	4,220,680	1.50%
Handelsbanken Funds	4,106,751	1.46%
AXA Investment Managers	3,600,404	1.28%
Franklin Templeton	3,600,000	1.28%
Jesper Lyckeus	3,000,000	1.07%
Karl Perlhagen	2,747,722	0.98%
Nordnet Pension	2,509,268	0.89%
SEB Funds	1,762,641	0.63%
Other	95,184,858	33.81%
Total number of shares	**281,525,593**	**100.0%**

Source: Monitor by Modular Finance

9 | Vicore Pharma Holding AB **Interim report, Q2 2026**

10 | Vicore Pharma Holding AB Interim report, Q2 2026 The Board of Directors and the CEO assure that the interim report provides a fair and true overview of the parent company and group’s operations, financial position, and results, and describes material risks and uncertainties faced by the parent company and the companies in the group. Stockholm, August 21, 2026 Hans Schikan Chairman Jacob Gunterberg Board member Yasir Al-Wakeel Board member Elisabeth Björk Board member Ann Barbier Board member Ahmed Mousa CEO Heidi Hunter Board member Peter Guenter Board member

Interim Condensed Consolidated Financial Statements Group

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(SEK in thousands except per share amount or as otherwise indicated)	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Net revenues	2,213	1,746	2,815	2,638	3,817
Gross income	**2,213**	**1,746**	**2,815**	**2,638**	**3,817**
Administrative expenses	(33,015)	(14,077)	(54,527)	(28,203)	(67,914)
Research and development expenses	(118,852)	(99,419)	(221,447)	(178,147)	(390,348)
Other operating income (expenses), net	(450)	579	(789)	996	2,059
Operating loss	**(150,104)**	**(111,171)**	**(273,948)**	**(202,716)**	**(452,386)**
Financial income	7,434	10,308	22,756	16,724	25,257
Financial expenses	(1)	(14,500)	(9)	(40,906)	(50,345)
Net financial income (expenses)	**7,433**	**(4,192)**	**22,747**	**(24,182)**	**(25,088)**
Loss before tax	**(142,671)**	**(115,363)**	**(251,201)**	**(226,898)**	**(477,474)**
Tax benefit/(expense)	(173)	0	(259)	0	0
Loss attributable to the parent company's shareholders	**(142,844)**	**(115,363)**	**(251,460)**	**(226,898)**	**(477,474)**
Other comprehensive income:					
Other comprehensive income (expenses)	(74)	(216)	180	(811)	(988)
Other comprehensive income (loss) for the period, net of tax	**(74)**	**(216)**	**180**	**(811)**	**(988)**
Total comprehensive loss attributable to the parent company's shareholders	**(142,918)**	**(115,579)**	**(251,280)**	**(227,709)**	**(478,462)**
Loss per share, before and after dilution (SEK)	**(0.51)**	**(0.49)**	**(0.89)**	**(0.97)**	**(1.99)**

Condensed Consolidated Statements of Financial Position

(Unaudited)

(SEK in thousands)	2026 Jun 30	2025 Jun 30	2025 Dec 31
ASSETS			
Fixed assets			
Long-term receivables	3,769	1,409	1,713
Total fixed assets	**3,769**	**1,409**	**1,713**
Current Assets			
Other receivables	7,446	15,163	13,803
Prepaid expenses and accrued income	13,013	21,443	11,261
Short-term investments	477,054	585,380	588,591
Cash and cash equivalents	428,589	351,604	578,147
Total current assets	**926,102**	**973,590**	**1,191,802**
TOTAL ASSETS	**929,871**	**974,999**	**1,193,515**
EQUITY AND LIABILITIES			
Equity attributable to the parent company's shareholders	**853,626**	**908,251**	**1,095,462**
LIABILITIES			
Non-current liabilities			
Other provisions	3,203	1,506	4,741
Deferred tax liability	0	303	0
Total non-current liabilities	**3,203**	**1,809**	**4,741**
Current liabilities			
Trade payables	20,012	27,853	21,777
Current tax liability	0	856	61
Other liabilities	1,413	14,360	11,447
Other provisions	2,159	618	1,649
Accrued expenses and deferred income	49,458	21,252	58,378
Total current liabilities	**73,042**	**64,939**	**93,312**
TOTAL LIABILITIES	**76,245**	**66,748**	**98,053**
TOTAL EQUITY AND LIABILITIES	**929,871**	**974,999**	**1,193,515**

11 | Vicore Pharma Holding AB **Interim report, Q2 2026**

Condensed Consolidated Statements of Changes in Shareholders' Equity

(Unaudited)

	Shareholders' equity attributable to the parent company				
(SEK in thousands)	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Equity at the beginning of the period	**990,911**	**1,020,255**	**1,095,462**	**1,129,329**	**1,129,329**
Loss for the period	(142,844)	(115,363)	(251,460)	(226,898)	(477,474)
Other comprehensive income (loss)	(74)	(216)	180	(811)	(988)
Total comprehensive loss for the period	**(142,918)**	**(115,579)**	**(251,280)**	**(227,709)**	**(478,462)**
Transactions with owners:					
Issue of new shares	0	15	0	15	455,098
Issue costs	0	0	0	0	(24,554)
Long-term incentive program	5,633	3,560	9,444	6,616	14,051
Total transactions with owners	**5,633**	**3,575**	**9,444**	**6,631**	**444,595**
Equity at the end of the period	**853,626**	**908,251**	**853,626**	**908,251**	**1,095,462**

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(SEK in thousands)	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Operating activities:					
Operating loss	(150,104)	(111,171)	(273,948)	(202,716)	(452,386)
Non-cash adjustments	11,270	4,455	8,598	7,033	17,825
Interest received	(2,992)	895	4,249	1,184	18,339
Interest paid	633	(30)	(11)	(36)	(59)
Income tax paid	(173)	0	(259)	0	0
Cash flows used in operating activities before changes in working capital	**(141,366)**	**(105,851)**	**(261,371)**	**(194,535)**	**(416,281)**
Cash flows from changes in working capital:					
Change in operating receivables	(2,250)	(3,157)	8,594	22,260	2,555
Change in operating payables	(12,301)	2,557	(20,780)	(20,289)	37,989
Cash flows used in operating activities	**(155,917)**	**(106,451)**	**(273,557)**	**(192,564)**	**(375,737)**
Investing activities:					
Acquisition of long-term receivables	(754)	(289)	(2,056)	(1,409)	(1,712)
Acquisition of short-term investments	0	(250,000)	(295,342)	(582,726)	(981,466)
Redemption of short-term investments	205,906	0	413,887	0	382,672
Cash flows from (used in) investing activities	**205,152**	**(250,289)**	**116,489**	**(584,135)**	**(600,506)**
Financing activities:					
Issue of new shares	0	15	0	15	455,098
Issue costs	0	0	0	0	(24,554)
Cash flows from (used in) financing activities	**0**	**15**	**0**	**15**	**430,544**
Net increase (decrease) in cash	**49,235**	**(356,725)**	**(157,068)**	**(776,684)**	**(545,699)**
Cash and cash equivalents at the beginning of the period	**377,423**	**715,472**	**578,147**	**1,156,001**	**1,156,001**
Foreign exchange difference in cash and cash equivalents	1,931	(7,143)	7,510	(27,713)	(32,155)
Cash and cash equivalents at the end of the period	**428,589**	**351,604**	**428,589**	**351,604**	**578,147**

12 | Vicore Pharma Holding AB Interim report, Q2 2026

13 | Vicore Pharma Holding AB Interim report, Q2 2026 Parent company’s income statement (Unaudited) Parent company’s statement of comprehensive income (Unaudited) Financial reports Parent company (SEK in thousands) 2026 Apr-Jun 2025 Apr-Jun 2026 Jan-Jun 2025 Jan-Jun 2025 Jan-Dec Net revenues 28,089 51,860 39,225 51,860 114,873 Gross income 28,089 51,860 39,225 51,860 114,873 Administrative expenses (33,550) (15,859) (55,163) (27,247) (66,269) Research and development expenses (634) (393) (1,148) (786) (1,572) Other operating income/(expenses), net 2,285 (2) 2,759 (188) 751 Operating profit/(loss) (3,810) 35,606 (14,327) 23,639 47,783 Interest income and similar profit items 3,373 8,420 14,336 14,021 29,023 Interest expenses and similar expense items 437 (12,645) (9) (37,705) (52,251) Net financial income/(expenses) 3,810 (4,225) 14,327 (23,684) (23,228) Profit/(loss) before tax 0 31,381 0 (45) 24,555 Tax 0 0 0 0 0 Profit/(loss) for the period 0 31,381 0 (45) 24,555 (SEK in thousands) 2026 Apr-Jun 2025 Apr-Jun 2026 Jan-Jun 2025 Jan-Jun 2025 Jan-Dec Profit/(loss) for the period 0 31,381 0 (45) 24,555 Other comprehensive income/(loss) 0 0 0 0 0 Total comprehensive income/(loss) for the period 0 31,381 0 (45) 24,555

Parent company's balance sheet

(Unaudited)

(SEK in thousands)	2026 Jun 30	2025 Jun 30	2025 Dec 31
ASSETS			
Fixed assets			
Participations in group companies	2,242,541	1,686,792	1,939,359
Total fixed assets	**2,242,541**	**1,686,792**	**1,939,359**
Current assets			
Receivables			
Receivables from group companies	41,884	116,471	59,891
Other receivables	2,544	47	610
Prepaid expenses and accrued income	6,297	8,114	2,009
	50,725	**124,632**	**62,510**
Short-term investments	425,226	576,349	588,591
Cash and cash equivalents	252,288	116,795	385,220
Total current assets	**728,239**	**817,776**	**1,036,321**
TOTAL ASSETS	**2,970,780**	**2,504,568**	**2,975,680**

Parent company's balance sheet

(Unaudited)

(SEK in thousands)	2026 Jun 30	2025 Jun 30	2025 Dec 31
EQUITY AND LIABILITIES			
EQUITY			
Restricted equity			
Share capital	140,763	117,305	140,763
Total restricted equity	**140,763**	**117,305**	**140,763**
Non-restricted equity			
Share premium reserve	2,824,696	2,417,625	2,824,696
Accumulated profit/(loss)	(12,399)	(53,833)	(46,399)
Profit/(loss) for the period	0	0	24,554
Total non-restricted equity	**2,812,297**	**2,363,792**	**2,802,851**
TOTAL EQUITY	**2,953,060**	**2,481,097**	**2,943,614**
LIABILITIES			
Provisions			
Other provisions	3,796	1,454	4,387
Deferred tax liability	0	303	0
Total provisions	**3,796**	**1,757**	**4,387**
Current liabilities			
Trade payables	1,808	1,251	1,822
Liabilities to group companies	4,204	4,373	4,166
Current tax liability	255	195	310
Other liabilities	652	13,753	11,337
Accrued expenses and deferred income	7,005	2,142	10,044
Total current liabilities	**13,924**	**21,714**	**27,679**
TOTAL LIABILITIES	**17,720**	**23,471**	**32,066**
TOTAL EQUITY AND LIABILITIES	**2,970,780**	**2,504,568**	**2,975,680**

14 | Vicore Pharma Holding AB **Interim report, Q2 2026**

15 | Vicore Pharma Holding AB Interim report, Q2 2026 Note 1. General information The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting. This report covers the Swedish parent company Vicore Pharma Holding AB (publ), corporate registration number 556680-3804, and its subsidiaries Vicore Pharma AB and Vicore Pharma US Inc. The parent company is a limited liability company registered in Stock-holm, Sweden. The address of the main office is Kornhamnstorg 53, 111 27 Stockholm, Sweden. The group's main operation is research and development of pharmaceutical products. The interim report for the second quar-ter 2026 was approved for publication on August 21, 2026, in accordance with a board decision on August 20, 2026. Note 2. Accounting principles Vicore's consolidated accounts have been prepared in accordance with the IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) as well as the interpre-tations from the IFRS Interpretations Committee (IFRS IC) as adopted by the European Union (EU). Furthermore, the group also applies the Annual Accounts Act (1995:1554) and the Swedish Finan-cial Reporting Board's recommendation RFR 1 Supplementary Accounting Rules for groups. The interim condensed consolidated financial statements for the period ended June 30, 2026 have been prepared in accordance with IAS asset side and trade payables and accrued expenses and deferred income on the liability side (see Note 6). The total adjustment amount as of Decem-ber 31, 2025, amounted to (SEK 25,122 thousand), and (SEK 1,502 thousand) as of June 30, 2025. The adjustment had no impact on the group’s statement of comprehensive income. New accounting policies from 2026 onwards New and amended accounting standards and interpretations that have been published and will take effect in 2026 or later have not been applied in the preparation of this financial report. IFRS 18 Presentation and Disclosure in Financial Statements, published by the IASB in April 2024, was adopted by the EU on February 13, 2026. It will apply from January 1, 2027 and replace IAS 1 Presentation of Financial Statements. IFRS 18 will affect the presentation and disclosures in the group’s financial reports by introducing new categories in the income statement—operating acti-vities, investing, and financing—as well as a new subtotal for operating income. The standard also includes enhanced disclosure requirements, particularly regarding Management Performance Measures (MPM). The group is currently assessing the effects of IFRS 18. Note 3. Related-party transactions During the period, remuneration to the group’s senior executives and the board has been paid in accordance with Notes 34 Interim Financial Reporting, which allows a presentation of a selection of explanatory notes. The notes do not include all information required for full annual financial statements and should thus be read in conjunction with the consolidated financial statements as of, and for the years ended, December 31, 2025 and 2024. The interim condensed consolidated financial statements for the six months ended June 30, 2026 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2025. The parent company applies the Annual Accounts Act and RFR 2 Accounting for Legal Entities. Disclosures in accordance with IAS 34.16A are provided both in the notes and throughout the interim report. Vicore applies the guidelines issued by ESMA (European Securities and Markets Authority) for alternative performance measures (APMs). The accounting principles and calculation methods are otherwise unchanged compared to those applied in the annual report for the financial year January 1–December 31, 2025, except for a reclassification. The group has reclassified certain comparative figures in the statement of financial position in order to improve comparability and reflect the presentation applied for the current period. This relates to accruals associated with research and deve-lopment expenses, which have been adjusted in the comparative periods and are now netted between prepaid expenses and accrued income on the current policies. The following intra-group transactions took place during the three months ended June 30, 2026: Vicore Pharma Holding AB invoiced the subsidiary Vicore Pharma AB SEK 28.0 million for the three months ended June 30, 2026, for business support fees. Vicore Pharma Holding AB invoiced the subsidiary Vicore Pharma US Inc. SEK 0.1 million for the three months ended June 30, 2026, for business support fees. Vicore Pharma US Inc. invoiced the parent company Vicore Pharma Holding AB SEK 5.2 million for the three months ended June 30, 2026, for business support fees. Vicore Pharma US Inc. invoiced the sister company Vicore Pharma AB SEK 2.8 million for the three months ended June 30, 2026, for services within research and development. The following intra-group transactions took place during the six months ended June 30, 2026: Vicore Pharma Holding AB invoiced the subsidiary Vicore Pharma AB SEK 39.0 million for the six months ended June 30, 2026, for business support fees. Vicore Pharma Holding AB invoiced the subsidiary Vicore Pharma US Inc. SEK 0.2 million for the six months ended June 30, 2026, for business support fees. Vicore Pharma US Inc. invoiced the parent company Vicore Pharma Holding AB SEK 7.8 million for the six months ended June 30, 2026, for business support fees. Vicore Pharma US Inc. invoiced the sister company Vicore Pharma AB SEK 6.2 million for the six months ended June 30, 2026, for services within research and development. For the three months ended June 30, 2026, an unconditional shareholder contribution amounting to SEK 200.0 million was provided from Vicore Pharma Holding AB to the subsidiary Vicore Pharma AB. For the six months ended June 30, 2026, unconditional shareholder contributions amounting to SEK 300.0 million were provided from Vicore Pharma Holding AB to the subsidiary Vicore Pharma AB. No other related party transactions have occurred during the period other than previously stated. Note 4. Risks and uncer-tainties in the group and the parent company Operational risks Vicore is engaged in research and development operations through its subsidiary Vicore Pharma AB. Research and development involves a significant inherent level of risk and is a capital-in-tensive process. The majority of initiated projects in the drug development indu-stry will never reach market registration due to technical risks, including the risk of insufficient efficacy, intolerable side effects or manufacturing problems. Vicore’s development projects may be delayed and/or incur greater costs and capital need than expected. Delays in clinical development can occur for various reasons, including difficulties in reaching agreements with clinics about participation in clinical studies under acceptable conditions, problems in identifying and recruiting patients for studies, patients not completing a study or not returning for follow-up, or other events outside Vicore's control. Vicore is dependent on partners for clinical trials, manufacturing and supply, which also exposes Vicore to third-party operational, quality, compliance and geopolitical supply chain risks.

Patents that the company has applied for may not be granted and granted patents may be challenged, leading to loss of patent protection. If competing pharmaceutical products capture market share or reach the market faster, or if competing research projects achieve better product profiles, the future value of the product portfolio may be lower than expected. Decisions from public authorities, including decisions related to approvals, reimbursement and price changes, may also negatively impact the operations.

Financial risks

Through its operations, Vicore is exposed to various types of financial risk: credit risks, market risks (foreign exchange risk, interest rate risk and other price risks) and liquidity risks including refinancing risks. The main refinancing risk is not receiving additional investments from shareholders and other investors. The group's overall risk management objective focuses on the unpredictability of financial markets and strives to minimize potentially unfavorable consequences for the group's financial position and performance.

For more information about operational and financial risks and other risk factors, see the Annual Report for 2025, available on the company's website, www.vicorepharma.com, as well as the section entitled "Risk Factors" in Vicore's Registration Statement on Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission on June 9, 2026, and other filings with the SEC.

Note 5. Financial instruments

Vicore's financial assets and liabilities comprise cash, cash equivalents, short-term investments, trade payables and accrued expenses. The fair value of all financial instruments is materially equal to their carrying amounts.

Note 6. Reclassification of comparative information

In order to enhance comparability and reflect the presentation applied in the current period, certain comparative amounts in the consolidated statements of financial position have been reclassified. These reclassifications relate primarily to the net presentation of research and development payables, prepayments and accruals, which were previously presented on a gross basis. The reclassifications are immaterial to the prior period and did not affect profit or loss, total equity, or cash flows for any period presented.

The impact of the revision on the Company's statement of financial position as of June 30, 2025, is reflected in the following table:

(SEK in thousands)	As previously reported	Adjustment	As restated
Prepaid expenses and accrued income	22,945	(1,502)	21,443
Total current assets	975,092	(1,502)	973,590
Total assets	**976,501**	**(1,502)**	**974,999**
Trade payables	29,355	(1,502)	27,853
Accrued expenses and deferred income	21,252	0	21,252
Total current liabilities	66,441	(1,502)	64,939
Total liabilities	**68,250**	**(1,502)**	**66,748**

The impact of the revision on the company's statement of financial position as of December 31, 2025, is reflected in the following table:

(SEK in thousands)	As previously reported	Adjustment	As restated
Prepaid expenses and accrued income	36,383	(25,122)	11,261
Total current assets	1,216,924	(25,122)	1,191,802
Total assets	**1,218,637**	**(25,122)**	**1,193,515**
Trade payables	39,473	(17,696)	21,777
Accrued expenses and deferred income	65,804	(7,426)	58,378
Total current liabilities	118,434	(25,122)	93,312
Total liabilities	**123,175**	**(25,122)**	**98,053**

16 | Vicore Pharma Holding AB Interim report, Q2 2026

17 | Vicore Pharma Holding AB Interim report, Q2 2026 Note 7. Share-based incentive programs The purpose of share-based incentive programs is to promote the company’s long-term interests by motivating and rewarding the company’s senior management and other employees in line with the interests of the shareholders. Vicore currently has eight active programs that include the management team, employees and board members. At the Annual General Meeting on May 11, 2021, it was resolved to implement a new incentive program: a maximum of 3,000,000 employee stock options to senior leaders and key persons (”Co-worker LTIP 2021”). At the Annual General Meeting on May 11, 2023, it was resolved to implement two new incentive programs: a maximum of 5,000,000 employee stock options to senior leaders and key persons (”Co-worker LTIP 2023”), and a maximum of 120,000 share awards to the board members (”Board LTIP 2023”). At the Annual General Meeting on May 7, 2024, it was resolved to implement a new incentive program: a maximum of 297,000 share awards to the board members (”Board LTIP 2024”). At the Annual General Meeting on May 6, 2025, it was resolved to implement two new incentive programs: a maximum of 7,000,000 employee stock options to senior leaders and key persons (”Co-worker LTIP 2025”), and a maximum of 1,070,000 restricted share units (RSUs) to the board members (”Board RSU 2025”). At the Annual General Meeting on May 6, 2026, it was resolved to implement two new incentive programs: a maximum of 11,000,000 employee stock options to senior leaders and key persons (”Co-worker LTIP 2026”), and a maximum of 1,185,000 restricted share units (RSUs) to the board members (”Board RSU 2026”). For further information about these programs, see the 2025 Annual Report and the company’s website, www.vicorepharma.com. On September 10, 2024, Vicore's board decided to increase the company's share capital through a new issue of shares with preferential rights for Vicore's existing shareholders. The rights issue was completed on October 7, 2024. As a result, the number of instruments, the exercise price and the number of shares each option or warrant entitles a participant to receive were recalculated. Each vested instrument granted before the rights issue now entitles the participant to 1.04 shares in Vicore. Assuming full utilization of all granted employee stock options and share awards as of June 30, 2026, and reflecting the recalculation described above, this corresponds to a maximum dilution of 4.7 percent. Considering non-granted employee stock options and warrants that may be used as a hedge for social security contributions, the maximum dilution level as of June 30, 2026, amounts to 8.4 percent. The table on the top right summarizes the changes in existing incentive programs for the first six months in 2026. The table on the bottom summarizes the total number of employee stock options and share awards granted as of June 30, 2026. Total number of employee stock options and share awards granted as of June 30, 2026 Employee stock options Co-worker LTIP 2021 2,299,614 Co-worker LTIP 2023 4,534,313 Co-worker LTIP 2025 6,157,433 Total number of employee stock options granted 12,991,360 Share awards Board LTIP 2023 57,881 Board LTIP 2024 141,434 Board RSU 2025 321,183 Board RSU 2026 305,041 Total number of share awards granted 825,539 Total number of employee stock options and share awards granted 13,816,899 Changes in existing incentive programs for the first six months 2026 Opening balance as of January 1, 2026 8,271,266 Granted instruments Co-worker LTIP 2023 300,000 Co-worker LTIP 2025 5,007,433 Board RSU 2026 305,041 Forfeited/lapsed/exercised instruments Co-worker LTIP 2023 (66,841) Total change 5,545,633 Closing balance as of June 30, 2026 13,816,899

Key Performance Measures

Vicore applies the guidelines issued by ESMA (European Securities and Markets Authority) for alternative performance measures (APMs). APMs are financial measurements of historical or future earnings, financial position, financial results or cash flows that are not defined or specified in the applicable financial reporting rules but are central to understanding and evaluating Vicore's operations.

In this report, Vicore presents key performance measures, including two alternative performance measures not defined under IFRS, namely equity ratio and research and development expenses/operating expenses. The company believes these key performance measures are useful to readers of the financial reports as a complement to other key performance measures, as they enable a better evaluation of the company's financial trends. These alternative performance measures should not be viewed in isolation or be considered replacements for the performance indicators prepared in accordance with IFRS. In addition, such performance measures, as the company has defined them, should not be compared with other performance measures with similar names used by other companies. This is because the above-mentioned performance measures are not always defined in the same manner, and other companies may calculate them differently.

Key performance measures

	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Share capital at the end of period (SEK in thousands)	140,763	117,290	140,763	117,290	140,763
Total registered shares at the beginning of period	281,525,593	234,579,119	281,525,593	234,579,119	234,579,119
Total registered shares at the end of period	281,525,593	234,579,119	281,525,593	234,579,119	281,525,593
Average number of ordinary shares	281,525,593	234,579,119	281,525,593	234,579,119	239,883,257
Profit/(loss) attributable to shareholders of the parent company (SEK in thousands)	(142,844)	(115,363)	(251,460)	(226,898)	(477,474)
Profit/(loss) per share before and after dilution (SEK)[1]	(0.51)	(0.49)	(0.89)	(0.97)	(1.99)
Equity ratio at the end of the period (%)[2]	91.8	93.2	91.8	93.2	91.8
Research and development expenses/operating expenses (%)[3]	78.0	87.3	80.0	86.0	84.8

[1] Profit/(loss) per share before (after) dilution is calculated by dividing loss attributable to shareholders of the parent company by the weighted average number of outstanding shares before (after) dilution during the period. The average number of outstanding shares has been adjusted for bonus shares in new stock issued targeted towards existing shareholders. There is no dilution effect for potential ordinary shares for periods where earnings have been negative.

[2] Equity ratio is the company's APM and is defined on the next page.

[3] Research and development expenses/operating expenses (%) is the company's APM.



18 | Vicore Pharma Holding AB Interim report, Q2 2026

Definitions and reconciliation of alternative performance measures

Alternative performance measures	Definition	Justification
Equity ratio	Total shareholders' equity divided by total assets	The company believes that this key ratio provides investors with useful information regarding the company's capital structure
Research and development expenses/operating expenses (%)	Research and development expenses divided by operating expenses. Operating expenses consist of the items administrative expenses, marketing and distribution expenses, research and development expenses and other operating expenses	The company believes that the research and development expenses/operating expenses ratio is an important complement because it allows for a better evaluation of the company's economic trends and the proportion of its expenses that are attributable to the company's core business

Derivation

	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Equity ratio at the end of the period (%)					
Total shareholders' equity at the end of the period (SEK in thousands)	853,626	908,251	853,626	908,251	1,095,462
Total assets at the end of the period (SEK in thousands)	929,871	974,999	929,871	974,999	1,193,515
Equity ratio at the end of the period (%)	91.8	93.2	91.8	93.2	91.8
Research and development expenses/operating expenses (%)					
Research and development expenses (SEK in thousands)	118,852	99,419	221,447	178,147	390,348
Administrative expenses (SEK in thousands)	33,015	14,077	54,527	28,203	67,914
Other operating expenses (SEK in thousands)	450	333	789	865	2,129
Operating expenses (SEK in thousands)	152,317	113,829	276,763	207,215	460,391
Research and development expenses/operating expenses (%)	78.0	87.3	80.0	86.0	84.8



19 | Vicore Pharma Holding AB Interim report, Q2 2026

20 | Vicore Pharma Holding AB Interim report, Q2 2026 Address Vicore Pharma Holding AB Kornhamnstorg 53 SE-111 27 Stockholm, Sweden Tel: +46 (0)31 788 05 60 Org.no.: 556680-3804 www.vicorepharma.com Contact Information Contact Ahmed Mousa, CEO Tel: +1 (607) 437-0235 ahmed.mousa@vicorepharma.com Hans Jeppsson, CFO Tel: +46 (0)70 553 14 65 hans.jeppsson@vicorepharma.com Forward-Looking Statements This Interim Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Vicore's strategy, business plans, clinical development timelines, financial position and cash runway. The words "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," "continue," "target," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Interim Report are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Interim Report, including, without limitation, references to those risks identified in the section entitled "Risk Factors" in Vicore Pharma's filings with the U.S. Securities and Exchange Commission and discussed in Vicore Pharma's Swedish filings and its press releases. Vicore Pharma cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Vicore Pharma disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this Interim Report represent Vicore Pharma's views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. This Interim Report has been prepared originally in Swedish and has been translated into English. In case of differences between the two, the Swedish version shall apply.

21 | Vicore Pharma Holding AB Interim report, Q2 2026 Vicore Pharma Holding AB Kornhamnstorg 53, 111 27 Stockholm, Sweden | +46 (0)31-788 05 60 | vicorepharma.com